UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

 27 July 2012

PEARSON 2012 INTERIM RESULTS (unaudited)

Sales up 6% to £2.6bn*
• Strong growth in Education (up 9%) and the FT Group (up 7%).
• Penguin sales 4% lower on phasing of publishing schedule and continued industry change.

First-half operating profit lower, as expected, at £188m (2011: £208m)
• Education profits up 6% on growth in North America (up 30%) and International (up 17%).
• Professional profits £17m lower. New funding criteria for 16-18 year old apprenticeships result in sharp decline in volumes; UK training business reshaped.
• Sale of FTSE International reduces first-half operating profit by £10m; excluding FTSE, FT Group profits level in spite of increased restructuring charge.
• Penguin profits lower at £22m (H1 2011: £42m) on drop-through from lower first-half sales; stronger publishing schedule in H2.

Rapid growth in digital and services businesses and developing markets
• Sales up approximately 20% in developing markets (headline growth)
• Education digital platform registrations up 30%; FT digital subscriptions up 31% and now exceed print circulation; Penguin ebook revenues up 33% and now almost 20% of Penguin's revenues.
• Revenues from digital and services to exceed traditional publishing businesses in 2012.

Full year outlook reiterated
• At this early stage, Pearson sees good trading momentum in North America, International and the FT Group offsetting weakness in Professional Education and Penguin.
• Pearson reiterates full year outlook of growth in sales and operating profits at constant exchange rates, with margins reflecting acquisition integration costs and the FTSE sale.

Interim dividend raised by 7% to 15p per share.

Marjorie Scardino, chief executive, said: "We began 2012 planning for a challenging external environment and our caution was well-placed: conditions have been tough in the early part of this year and, for a couple of parts of Pearson, tougher than expected. But that's precisely when our planning for structural change and our investments in growth markets show their power. We've kept up the pace of transformation, and continued our shift towards digital and services businesses, which this year for the first time will yield the majority of Pearson's revenues. That strategy will enable us to deliver on our long-term goals of expanding our market opportunity, delivering consistently strong financial performance and helping all kinds of students in all kinds of places to learn."

FINANCIAL HIGHLIGHTS

£ millions	Half year 2012	Half year 2011	Headline growth	CER growth	Underlying growth	Full year 2011
Business performance
Sales	2,583	2,416	7%	6%	1%	5,862
Adjusted operating profit	188	208	(10)%	(10)%	(12)%	942
Adjusted earnings per share	15.6p	16.8p	(7)%			86.5p
Free cash flow	(291)	(172)	(69)%			772
Net debt	1,178	1,275	(8)%			499
Statutory results
Sales	2,583	2,416	7%			5,862
Operating profit	76	132	(42)%			1,226

Basic earnings per share	5.4p	7.5p	(28)%			119.6p
Cash generated from operations	(131)	(43)	(205)%			1,093

Dividend per share	15.0p	14.0p	7%			42.0p

DIVISIONAL ANALYSIS

£ millions	Half year 2012	Half year 2011	Headline growth	CER growth	Underlying growth	Full year 2011

Sales
North American Education	1,022	940	9%	7%	(2)%	2,584
International Education	724	639	13%	15%	10%	1,424
Professional	180	177	2%	1%	(9)%	382
Education	1,926	1,756	10%	9%	1%	4,390
FT Group	216	203	6%	7%	7%	427
Penguin	441	457	(4)%	(4)%	(4)%	1,045
Total sales	2,583	2,416	7%	6%	1%	5,862
Adjusted operating profit
North American Education	62	46	35%	30%	2%	493
International Education	73	63	16%	17%	21%	196
Professional	9	26	(65)%	(65)%	(75)%	66
Education	144	135	7%	6%	(4)%	755
FT Group	22	21	5%	--	--	56
FTSE International	--	10				20
Penguin	22	42	(48)%	(44)%	(44)%	111
Total operating profit	188	208	(10)%	(10)%	(12)%	942

*Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes.
b) FT Group excludes contribution from 50% stake in FTSE International, sold to the London Stock Exchange plc in December 2011
c) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 14.

OUTLOOK

Our 2012 outlook is unchanged. In a challenging external environment with turbulent macroeconomic conditions and rapid structural industry change, we are making progress on our strategic goals of making Pearson more digital, more active in developing markets and more directly engaged in helping students succeed.

We are reiterating our outlook and continue to expect Pearson to achieve growth in sales and operating profits in 2012. In addition, we expect our deferred revenue to rise and our working capital to sales ratio to show further improvement. Our 2012 results will reflect the sale of our 50% stake in FTSE International (which contributed no sales, £20m of operating profit and 2.2p of adjusted EPS in 2011) and higher tax rates (after one-off benefits in 2011). Margins will reflect integration costs on acquisitions made in 2011 and 2012 (which are expensed) and the FTSE sale. This guidance remains struck at £1:$1.59 exchange rates.

In Education, we expect to continue to grow in 2012. In North America, we anticipate modest growth in higher education as rapid take-up of our technology and services is partially offset by lower college enrolments and challenging conditions in the market for printed textbooks. In School and Assessment & Information, we face tough markets caused by weak state budgets and uncertainty during the transition to the new Common Core standards. Both businesses will benefit from their leadership in digital programmes and integrated services as well as the contribution from recent acquisitions.

Our International education business has made a strong start to the year and we expect it to achieve good growth. Austerity measures will continue to affect education spending in much of the developed world, but we see significant opportunity in emerging markets in China, south-east Asia, Latin America, the Middle East and Sub-Saharan Africa. We are integrating acquisitions made in 2011 and 2012 (and expensing the costs) and making a series of organic investments in fast-growing segments including digital learning, English language teaching and institutional services.

In Professional education, our testing and publishing businesses have continued to perform well. Our UK professional training business has been adversely affected by changes in funding criteria relating to IT apprenticeships for 16-18 year-olds. We have reshaped our UK training business to meet the new funding requirements, and it continues to provide high-quality training programmes developing skills that are critical both to young people and the wider UK economy. As a result of the combination of external funding pressure and internal restructuring, we expect Professional profits to be significantly lower than in 2011.

The FT Group's 2012 results are affected by the sale of FTSE International, but its continuing businesses - The Financial Times, Mergermarket and The Economist Group - have all started the year well with strong growth in digital. We continue to expect FT Group profits to be lower in 2012 than in 2011 reflecting the FTSE sale, a weak advertising market and further actions to accelerate the shift from print to digital.

Penguin's first half trading was affected by three factors: a lighter publishing schedule, the exceptional performance of competitor bestsellers The Hunger Games and Fifty Shades of Grey and continued pressure on physical book publishing and retailing. We expect Penguin's publishing and its competitive performance to be stronger in the second half of the year, and we expect the structural change to continue. In the second half, Penguin will continue to take action to adapt to the rapidly-changing industry environment and will be expensing integration costs associated with its acquisition of Author Solutions.

Interest and tax. Our guidance on interest and tax is unchanged. In 2012, our net interest charge will be broadly level with 2011, reflecting the impact of a $500m, 10-year bond issued in May 2012 with a coupon of 3.75% which further extends our debt maturity profile. We anticipate our P&L tax charge against adjusted earnings to be in the 24-26% range with our cash tax rates around the same level.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2011 was £1:$1.60) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first half of 2012 was £1:$1.58 (£1:$1.61 in H1 2011) and the closing rate at the end of June was £1:$1.57 (£1:$1.61 at the end of June 2011).

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                       + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be audiocast live today from 0900 (BST) and available for replay from 1200 (BST) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

 OVERVIEW

In the first half of 2012, Pearson's sales increased by 7% in headline terms to £2.6bn. Adjusted operating profit declined by 10% to £188m reflecting three major factors: the sale of FTSE International (reducing FT Group profits by £10m compared to the first half of 2011), change in UK apprenticeship funding (resulting in Professional Education profits £17m lower) and the combination of a lighter first-half publishing schedule and continued structural industry change at Penguin.

The headline growth rates include the impact from currency movements and acquisitions:

•      At constant exchange rates (ie stripping out the impact of currency movements), our sales grew by 6% and operating profit declined by 10%. Currency movements - primarily the strengthening of the US dollar against sterling -
        increased sales by £10m but had no impact on operating profit.

•      Acquisitions, primarily in our education company, contributed £142m to sales and £13m to operating profit. This includes integration costs and investments related to our newly-acquired companies, which are expensed. The disposal of FTSE International reduced operating profit by £10m. In underlying terms (ie stripping out the impact of both portfolio changes and currency movements), sales were up 1% with operating profit down 12%.

Our statutory results show a decrease in operating profit to £76m (£132m in 2011). Statutory profit before tax was £59m (£82m in 2011). Statutory earnings for the period show a £17m reduction in profit to £43m (£60m in 2011) due to phasing and £21m in accelerated write-down relating to the 2010 acquisition of Melorio plc, now part of our Professional education division.

Our net debt, which reaches a seasonal peak around the half-year and is mainly dollar-denominated, was £1,178m (£1,275m in 2011) at 30 June. The year-on-year decrease reflects the proceeds from the disposal of FTSE International, partially offset by sustained investment and several acquisitions.

The board has declared an interim dividend of 15p per share, a 7% increase on 2011.

NORTH AMERICAN EDUCATION

£ millions	Half year 2012	Half year 2011	Headline growth	CER growth	Underlying growth	Full year 2011
Sales	1,022	940	9%	7%	(2)%	2,584
Adjusted operating profit	62	46	35%	30%	2%	493

North American Education is Pearson's largest business, with 2011 sales of £2.6bn and operating profit of £493m. We are a world-leading provider of learning materials and technologies for students and enterprise services for educational institutions and systems. These technology services - including LearningStudio, OpenClass, PowerSchool, the MyLabs, Data Solutions, Schoolnet and Connections Education - are the backbone of our strategy to help educators raise student performance and institutions become more effective. In the first half of 2012, the business produced a robust performance in generally weak market conditions. Margins benefited from several phasing items which we expect to reverse in the second half. Key highlights in the first half of 2012 include:

Higher Education

•          The US Higher Education publishing market grew 0.7% gross in the first half of the year, according to the Association of American Publishers. The industry has been affected by weaker enrolments, especially in for-profit colleges. Our higher education revenues were broadly level.

•          Pearson's pioneering 'MyLab' digital learning, homework and assessment programmes grew strongly with student registrations in North America up 10% to more than 4.3 million. Usage continues to grow strongly with graded submissions up 24% to more than 150m across the globe. Evaluation studies show that the use of MyLab programmes can significantly improve student test scores and institutional efficiency (http://bit.ly/ymMMAi).

•          Pearson eCollege generated good revenue growth. Our enterprise-wide partnerships with Arizona State University Online and Ocean Community College, where we run the fully-online learning programmes and earn revenues based on the success of the students and the institution, gained more than 21,300 student registrations (up from 3,300 in the first half of 2011). We are partnering with Northern Arizona University to build approximately 100 online courses, incorporating learning platforms, reporting and analytics, for three new degree programmes.

•          OpenClass, our free, self-service learning management system launched in October 2011, has been installed by more than 750 K12 and College institutions in the US and thousands of organisations worldwide and serves more than 42,000 users. In July 2012 we partnered with West Virginia Community and Technical Colleges to provide workforce skills to students across the state including course development, digital course materials, student services and support, all running on the OpenClass platform. OpenClass was also honoured with the 2012 Cool Tool Award for Best Learning Management System from EdTech Digest. This award recognizes transformative technology products and services in education.

•          We launched Propero, which combines on-demand tutoring, student support and online courses to expand access to higher education and support degree completion. Ivy Tech Community College will use Propero in its college-level examinations programme for accounting, American government, English composition and psychology.

Assessment and Information

• Our Assessment and Information business proved resilient once again in spite of a difficult funding environment and the transition to the new Common Core standards.

•          PowerSchool, America's leading school student information system, supported more than 10.3 million students, up 7% on 2011, and won important contracts in Seattle and San Diego. Our new PowerSchool mobile app connecting teachers, students and parents has been downloaded by almost 400,000 users.

•          Schoolnet, which aligns assessment, curriculum and other services to help individualize instruction and improve teacher effectiveness, had a strong start to the year. It delivered 10 million assessments, up 15% on 2011 academic year, and won important state-wide contracts. Following the acquisition of Schoolnet last year, the combination of Schoolnet and PowerSchool to create an integrated classroom technology system is under way and progressing well.

•          The Partnership for Assessment of Readiness for College and Careers (PARCC), a consortium of 23 states, awarded Pearson and Educational Testing Service (ETS) the contract to develop test items that will be part of the new English and mathematics assessments to be administered from the 2014-2015 school year. The assessments will be based on what students need to be ready for college and careers, and will measure and track their progress along the way.

•          We continued to produce strong growth in secure online testing, an important market for the future. In the year-to-date we have delivered more than nine million secure online tests. We also launched the Online Assessment
            Readiness Tool for the PARCC and the Smarter Balance Assessment Consortium (SBAC) Common Core consortia to help 45 states prepare for the transition to online assessments.

•          Usage of AIMSweb, our progress monitoring service which enables early intervention and remediation for struggling students, increased dramatically with 37.8 million assessments delivered in the first half of 2012, up 22%.

School

•          State budget pressures, a smaller new adoption opportunity ($410 million) and continued disruption ahead of the implementation of Common Core standards combined to produce a weak school publishing market, as expected. The US School publishing market declined 11% in the first five months of the year, according to the Association of American Publishers.

•          Pearson's school curriculum revenues declined in the first half but significantly less than the market. We gained share with another strong adoption performance notably in science in New Mexico, mathematics in Virginia and high school social studies in Florida. We took an estimated 31% of new adoptions competed for (or 28% of the total new adoption market). Our new digital reading programme iLit and our Online Learning Exchange (a curated digital library containing Pearson, third party and open source material) have had a strong early reception in the market.

• We launched Zeos, a standards-based mastery programme for mathematics and reading/language arts, which allows teachers to assign practice games and homework tests.

•          Connections Education, our virtual school operator, had a strong start to the year with full-time enrolments growing 40% to 33,300. Enrolment in summer school courses grew 65% compared to 2011. In the second half of the year, we will launch two new virtual schools (in Northern California and Iowa) and five new blended charter schools (in Ohio and Michigan).

•          Poptropica, our story-based virtual world for children, now attracts more than eight million unique users per month. It launched a merchandise range including toys, books and apps and a social network called Poptropica
            Friends. In two months, with 37.6m friendships created, it became the world's fastest-growing social network for children.

INTERNATIONAL EDUCATION

£ millions	Half year 2012	Half year 2011	Headline growth	CER growth	Underlying growth	Full year 2011
Sales	724	639	13%	15%	10%	1,424
Adjusted operating profit	73	63	16%	17%	21%	196

Our International Education company is active in more than 70 countries and is steadily building scale in the largest and fastest-growing of those markets. It is a major focus of our strategy, and sales and profits have broadly doubled since 2007. Our strategy is to combine educational content, assessment, technologies and related services to help educational institutions become more effective and their students more successful. In the first half of 2012, sales increased by a further 15% and profits by 17%, as good underlying growth combined with the contribution of newly-acquired companies. We also sustained significant investment to build scale in key markets and integrated a number of recent acquisitions. Key highlights include:

Global

·     Wall Street English, Pearson's worldwide chain of English language centres for professionals, increased student numbers to 193,000, up 2.5% on the first half of 2011 despite the closure of a large franchise centre in Chile with approximately 7,500 students. We gained eight new centres around the world in the first half, bringing the total number close to 460, and acquired direct ownership of Wall Street English schools in Brazil and Indonesia from franchisees.

• We acquired GlobalEnglish, a leading provider of cloud-based, on-demand Business English learning, assessment and performance support software, for $90m in cash in July 2012.

• 'MyLab' digital learning, homework and assessment programmes were used outside the US by more than 460,000 students, up 17% on 2011.

Developing markets

·      In China, 57,100 students were enrolled at our Wall Street English centres, up 19% on the same period in 2011, boosted by strong underlying demand and the launch of three new centres during the first half. Our students continue to acquire high-level English skills with average grade levels achieved by our students rising by 11% during the first half of 2012. Global Education, our test preparation business, had a strong start to the year with new enrolments growing 16% to 536,000 driven by increased demand for our online test preparation services.

·     In India, TutorVista is now managing 27 schools and its multimedia teaching tool Digiclass is installed in approximately 13,500 classrooms.  ActiveTeach, our digital learning platform for schools, was adopted by
      200 schools serving approximately 100,000 students.

·     In Brazil, we ended 2011 with 508,000 students in our public and private sistemas (or learning systems) and in the first half of 2012 we added 26,000 students in our two largest private sistemas, COC and Dom Bosco, up 9% on
      2011. Our public sistema, NAME, includes three of the top ten performing schools in Brazil and test scores for our public school students are, on average, 25% above the national standard. We are investing to grow the sistemas business and have launched a series of new programmes and technologies including English and Spanish as foreign languages, virtual science labs, an entrepreneurial skills programme and a supplementary literature programme
      (with Penguin's Companhia das Letras).

·     In Mexico, we partnered with local curriculum and technology experts INITE to launch UTEL, a new university enabling Mexicans to enrol in online degree courses in management, IT, marketing, engineering and computer science.  We are also providing services to existing higher education institutions, to support them in providing online programmes.

·     In the Middle East, the Abu Dhabi Education Council purchased our print and digital Maths and Science resources for all schools from grades 6 to 10 and the American University of Sharjah adopted MyLabs for four mathematics courses and three science courses.

·     In South Africa, we are the leading publisher in the Government's latest round of textbook adoptions, positioning us strongly ahead of the H2 selling season. Student enrolments grew strongly at CTI, up 19% to 10,300, which continues to deliver significantly better completion rates than its peers.

.    We launched the Pearson Affordable Learning Fund, which will invest in private companies that are creating innovative approaches to provide access to high-quality education in some of the poorest communities in the world.
      The Fund has announced its first investment, in Omega Schools, a privately-owned chain of affordable schools in Accra, Ghana.

United Kingdom

·     Schools and awarding bodies in England are experiencing significant policy change related to qualifications, from new specifications for vocational qualifications to the potential redesign of GCSEs.  Edexcel has initiated a major investment in a new generation of BTEC vocational qualifications and led a broad public consultation on the future of the examinations system, Leading on Standards.

·     We marked 5.7 million GCSE, A/AS Level and other examinations using onscreen technology. We marked more than 2.6 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2012 and have been selected to mark tests in 2013.

. In higher education, Royal Holloway, University of London, validated our first BSc Honours degree programme in Business and Enterprise.

·     Our school resources business grew well, despite tough market conditions, with growth in primary boosted by Bug Club, our digital reading programme for primary schools, and in secondary by market share gains in English,
      Maths and ICT. Our school qualifications saw solid growth particularly in GCSE Maths, Science and English. We launched Active Learn, which is based on our MyLab concept and offers online support for homework and revision through practice tasks and tutoring for UK GCSE students.

Rest of World

·     In Australia, we saw good revenue growth and gained share in school, due to the success of new digital and print resources for the new Australian curriculum (including local versions of Bug Club and enVisionMath) and college, as a result of growth in digital resources and institutional licences for the MyLab suite of products.

·     We partnered with Monash, Australia's largest university, and a member of the prestigious Group of Eight research-intensive universities, and with its John Monash Secondary Science School to develop a program to pilot
      Monash's highly regarded science teaching and learning under the sistema model.

·     In Japan, our Versant English Test, Fronter, and English Language Teaching authors and materials helped Rakuten, Inc., the nation's largest e-commerce business and a leader in the globalisation movement in corporate Japan, to make English the official company language.

PROFESSIONAL

£ millions	Half year 2012	Half year 2011	Headline growth	CER growth	Underlying growth	Full year 2011
Sales	180	177	2%	1%	(9)%	382
Adjusted operating profit	9	26	(65)%	(65)%	(75)%	66

Our Professional education business is focused on publishing, training, testing and certification for adults and professionals. Although we made good progress in professional testing and publishing in the first half, our results were significantly affected by change in our apprenticeship funding in the UK. Key highlights include:

Professional training

•          Our UK professional training business had a particularly challenging first half. Changes in funding criteria for our apprenticeships for 16-18 year-olds, which now require them to have a confirmed job placement before training begins, meant that we stopped accepting new recruits for our IT apprenticeship programme. The programme is Grade 1-rated by OFSTED, provides high-quality training programmes developing skills that are critical both to young people and the wider UK economy,and has a strong track record of placing its apprentices in work or further education. However the business, which generated profits of £16m in 2011, reported an operating loss of approximately £10m in H1 2012 as the majority of a £24m revenue decline in the first half dropped through to profit reflecting a high fixed cost base. We have reshaped the business to meet the new funding requirements and from June we began to accept new recruits once again.

•          TQ, which provides technical education and training services to governments, institutions and corporations worldwide, had a good start to the year winning the tender to provide leadership and adventure training services to the Lancashire Fire & Rescue Service and the renewal of the contract to administer the Ministry of Defence Infantry adventure training.

•          IndiaCan, our skills joint venture, won a three-year contract from the Ministry of Rural Development in the states of Jammu and Kashmir, to train 7,900 young people in sales, hospitality and call-centre services.

Professional testing

•          We continued to see good revenue and profit growth at Pearson VUE, administering approximately four million tests in the first half of the year and benefiting from sales of additional services to existing customers.

•          Our joint venture with the American Council on Education to develop a computer-based General Educational Development (GED) test began its phased roll out to 37 jurisdictions with full implementation by 2014. The GED test measures an adult's high school level knowledge and skills in maths, reading, writing, science and social science.

•          We began to administer the Health and Safety Test for Construction Industry Training Board (CITB) Construction Skills, the UK Sector Skills Council and Industry Training Board for the construction industry, across more than 140 centres across the UK.

•          We acquired Certiport for $140m in cash. Certiport develops, markets and distributes certification exams and practice tests for IT professionals (including Microsoft, Adobe, Intuit and Autodesk) through a proprietary and highly scalable online testing platform.

Professional publishing

•          In the US, the growth of ebook sales and other digital products and services continued to outpace ongoing challenges in the traditional retail channel. We accelerated the digital transformation in International markets, launching the Safari Books online portal in Germany with hundreds of ebooks in English and German language with planned launches in France, the Netherlands and Belgium later this year.

FINANCIAL TIMES GROUP*

£ millions	Half year 2012	Half year 2011	Headline growth	CER growth	Underlying growth	Full year 2011
Sales	216	203	6%	7%	7%	427
Adjusted operating profit	22	21	5%	--	--	56
* Note: excludes FTSE International, sold to the London Stock Exchange in December 2011.

In recent years, the FT Group has transformed both its make-up (with the sales of Interactive Data and FTSE International) and its business model (with significant shifts from advertising to content revenues, and from print to digital revenues). In the first half of 2012, digital and services accounted for 50% of FT Group revenues and content revenues accounted for 61%. The FT Group's first-half results reflect strong digital and content sales growth and steady profits in turbulent markets while investing in several new product launches and further actions to accelerate the shift from print to digital. Key highlights include:

Financial Times

• The FT's digital readership continues to grow strongly, with digital subscriptions exceeding print circulation for the first time.

•          Digital subscriptions increased by 31% to more than 300,000 and registered users by 29% to 4.8 million with 2.7 million FT Web App users. Mobile devices now account for 25% of FT.com traffic. The FT now has almost 2,300 direct corporate licenses, up 39% on 2011. Across print and online, the FT's total paid circulation was almost 599,000, up 2% on 2011, reaching an average daily audience of almost 2.1 million.

•          We continued to invest in new products and innovation, including launching a Windows 8 app and the FT Web App on Chrome for Android, a re-brand of the conferences division, FT Live, with the introduction of live streaming at key events, and the launch of GatekeeperIQ, a new subscription service to track large, retail investment platforms.

•          Our advertising revenues declined, as expected, with growth online and in luxury and personal finance more than offset by declines in trade and recruitment. Advertising demand remains volatile and visibility poor.

•          Educational services are an important area of expansion. The FT Non executive Certificate (in partnership with Pearson Learning Studio and Edexcel) sold over 175 places within its first year. MBA Newslines, an annotations tool on FT.com that allows students and faculty from around the world to create and share annotations on FT articles, is now being used at many business schools. The new FTChinese MBA Gym App, which features tailored training courses categorized by topic, has ranked among the top paid-for education apps on the iTunes Store in China.

Mergermarket

• Mergermarket continued to grow, despite challenging markets which slowed new sales, due to a resilient performance from DebtWire and mergermarket.

• We launched several new products in faster growth markets such as Latin America, China and the Middle East, generating new business and extending our global footprint.

Joint ventures and associates

•          At The Economist Group, in which Pearson owns a 50% stake, The Economist's worldwide print and digital circulation increased by 5% to 1.62 million (at 31 March 2012). The Economist is now read on more than 500,000 tablets and smartphones each week, and economist.com generated an average 35 million monthly page views (12 months to 30 June 2012).

PENGUIN

£ millions	Half year 2012	Half year 2011	Headline growth	CER growth	Underlying growth	Full year 2011
Sales	441	457	(4)%	(4)%	(4)%	1,045
Adjusted operating profit	22	42	(48)%	(44)%	(44)%	111

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation. We have significantly reshaped the business in recent years, against the backdrop of a fast-changing consumer publishing industry characterised by dramatic growth in digital retail channels, self-publishing and digital reading as well as pressure on high street booksellers. In the first half of the year, the industry was dominated by competitor bestsellers, The Hunger Games trilogy and E.L. James' Fifty Shades of Grey, which has sold more than 30 million copies worldwide and surpassed the Harry Potter series as the fastest-selling paperback of all time.  Penguin's first half numbers reflect some impact from these challenges combined with a lighter first half publishing schedule and less favourable product mix, particularly in North America. Key highlights from the first half include:

Global

•          Against a tough 2011 comparable, Penguin US published 132 bestsellers (157 in 2011) by authors such as Nora Roberts, Harlan Coben, Charlaine Harris, John Green and Jenny Lawson.  Digital-first break-out hits included
            Bared to You and On the Island, both of which hit the eBook bestseller list and continue to sell strongly. Manning Marable's Malcolm X: A Life of Reinvention won the Pulitzer Prize for History and John Lewis Gaddis'
            George F. Kennan won the Pulitzer Prize for Biography.

•          In the UK, Penguin performed well against a record first half last year publishing 49 bestsellers in 2012 (49 in 2011) from authors including Gok Wan, Rachel Khoo, Antony Beevor, Daniel Kahneman, Jo Jo Moyes, Jeff Kinney
           and Roald Dahl.

•          DK had an excellent first half, posting good sales growth on top of a successful 2011.  The LEGO® publishing programme continued to drive sales with The LEGO® Ideas Book and the LEGO® Star Wars Encyclopedia
            featuring in the New York Times bestseller list for 25 and 19 weeks respectively. Other strongly performing titles included Mary Berry's Complete Cookbook, Art and Natural History.  The travel market remains challenging.

•          On 19th July 2012, Penguin acquired Author Solutions Inc. (ASI), a leading provider of professional self-publishing services, for $116 million (http://pear.sn/MxDlr4).  This acquisition gives Penguin a leading position in the rapidly growing self-publishing space and together, Penguin and ASI will be able to offer a wide range of services across the broad publishing spectrum.

•          Penguin Children's continued to perform well growing sales in the first half, boosted by the continued success of DK's LEGO® programme as well as big brands including Moshi Monsters, Roald Dahl and Peter Rabbit.

•          Penguin's international sales grew in the first half driven in part by a strong performance in India where Penguin is the clear market leader.  Key titles included Breakout Nations by Ruchir Sharma and Ravinder Singh's Can
            Love Happen Twice?, both of which were number one bestsellers.  In February 2012, Penguin acquired 45% of Companhia das Letras, a leading trade book publisher in Brazil, with whom we have an existing Classics publishing partnership.

Digital

•          eBook sales grew 33% and now represent 19% of Penguin revenues worldwide.  eBook successes in the first half included Nora Roberts' The Witness, Sylvia Day's Bared to You, John Standford's Stolen Prey and Jo Jo
            Moyes' Me Before You. In the US, Penguin launched InterMix, a digital-first imprint. Penguin India launched its eBook programme, the first list to be published internationally by an Indian publisher.

•          Penguin continued to invest in digital innovation.  In January, DK was the only consumer publisher to partner with Apple on the launch of the new iBook platform and now has 35 titles available.  Penguin extended its app programme with The World of Richelle Mead in the US and Peppa Pig Me and Spot Goes to the Farm in the UK. Penguin extended its digital short-form publishing programme with Penguin Specials now live in the US, UK and Australia.

•          Penguin continued to grow its presence in the direct-to-consumer space with initiatives including Bookish in the US, its online retailing platform in Australia and aNobii in the UK, which now has leading retailer Sainsbury's as a new partner.

Second half

•          Penguin has a strong second half publishing list with major new titles from authors including in adult: Ken Follett, Patricia Cornwell, Neil Young, Nora Roberts, Clive Cussler, Dolly Parton, Kofi Annan, Zadie Smith, Philip
            Pullman, Jamie Oliver, Pippa Middleton, David Walliams, Clare Balding, Dawn French, Marian Keyes and Jeremy Clarkson; and in children's: Jeff Kinney, Ally Condie, Richelle Mead, Jacqueline Wilson, Emma Thompson,
            Eoin Colfer and Michelle Paver.  DK will be publishing major new LEGO® titles including the LEGO® Ninjago Character Encyclopedia and The Batman Visual Dictionary as well as major reference titles Fashion and The
            Military History Book .

FINANCIAL REVIEW

Operating result

On a headline basis, sales from continuing operations for the six months to 30 June 2012 increased by £167m or 7% from £2,416m for the first six months of 2011 to £2,583m for the equivalent period in 2012. Adjusted operating profit decreased by £20m or 10% from £208m in the first six months of 2011 to £188m in 2012.

On an underlying basis, sales were up 1% in 2012 compared to 2011 and adjusted operating profit declined by 12%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2012, currency movements increased sales by £10m (1%) but did not materially affect adjusted operating profit. Portfolio changes increased sales by £142m (5%) and adjusted operating profit by £3m (2%).

Adjusted operating profit excludes intangible amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals. Statutory operating profit decreased by £56m or 42% from £132m in 2011 to £76m in 2012. The decrease reflects the fall in adjusted operating profit and is also due to an accelerated write-down of £21m relating to intangibles in our Professional Education business (as a result of changes in the business model at Pearson in Practice) and a general increase in intangible amortisation and acquisition related costs.

Discontinued operations

There were no discontinued operations in either 2012 or 2011. In December 2011 the FT Group sold its 50% interest in FTSE International (FTSE) realising a profit of £412m. The profit on sale was excluded from adjusted operating profit but the share of profit from the investment in FTSE together with royalties received from FTSE by the FT Group prior to the date of sale contributed £10m to adjusted operating profit in the first half and £20m in the full year of 2011. For the purposes of the financial statements FTSE is not classified as a discontinued business.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance costs relating to retirement benefits. Net interest payable to 30 June 2012 was £29m, down from £32m in the first half of 2011.  This fall is mainly due to a reduction in effective interest rates on our net debt in the period. Finance income relating to retirement benefits was £6m in the first half of 2012 compared to income of £2m in the prior period.

Also included in the statutory definition of net finance costs are finance costs on put options associated with acquisitions, foreign exchange and other gains and losses. Finance costs for put options are excluded from adjusted earnings as they relate to future potential acquisitions and don't reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In the period to 30 June 2012, the total of these items excluded from adjusted earnings was a gain of £6m compared to a loss of £20m in the period to 30 June 2011. Both the gain in 2012 and the loss in the prior period mainly relate to foreign exchange differences on unhedged US dollar cash.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax charge on statutory earnings for the six months to 30 June 2012 was £17m (28.8%) compared to a charge of £23m (28.0%) in the period to 30 June 2011. The charge reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the six months to 30 June 2012 is 25.0%. This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. The benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £89m at 30 June 2012 compares to a loss at 30 June 2011 of £53m and is principally due to movements in the US dollar. A significant proportion of the group's operations are based in the US and the US dollar weakened in 2012 from an opening rate of £1:$1.55 to a closing rate at the end of June 2012 of £1:$1.57. At the end of June 2011 the US dollar had weakened slightly in comparison to the opening rate moving from £1:$1.57 to £1:$1.61.

Also included in other comprehensive income in 2012 is an actuarial gain of £56m in relation to post retirement plans. This gain largely arises from favourable changes in the assumptions used to value the liabilities and compares to an actuarial loss at 30 June 2011 of £19m. The 2011 loss arose mainly from lower asset returns than expected for the UK group pension plan.

Non-controlling interest

There are non-controlling interests in the group's businesses in South Africa, China and India although none of these are material to the group numbers.

Pensions

Pearson operates a variety of pension plans. Our UK group plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £46m in the period to 30 June 2012 (30 June 2011: £46m) of which a charge of £52m (30 June 2011: £48m) was reported in operating profit and the net finance income of £6m (30 June 2011: £2m) was reported against net finance costs.

The overall surplus on the UK group plan of £25m at the end of 2011 has increased to a surplus of £119m at 30 June 2012. The surplus has arisen principally due to a favourable movement in the discount rate and other assumptions used to value the liabilities together with continuing asset returns and deficit funding. In total, our worldwide deficit in respect of pensions and other post retirement benefits fell from a deficit of £141m at the end of 2011 to a net deficit of £46m at the end of June 2012.

Dividends

The dividend accounted for in the six months to 30 June 2012 is the final dividend in respect of 2011 of 28.0p. An interim dividend for 2012 of 15.0p was approved by the Board in July 2012 and will be accounted for in the second half of 2012.

Principal risks and uncertainties

We conduct regular reviews to identify risk factors which may affect our business or financial performance. Our internal audit function facilitates risk reviews with each business, shared service operations and corporate functions, identifying measures to mitigate these risks. The principal risks and uncertainties have not changed from those detailed in the 2011 Annual Report and are summarised below:

We operate in markets which are dependent on Information Technology systems and technological change. Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies.

Our US educational solutions and assessment businesses and our UK training businesses may be adversely affected by changes in government funding resulting from either general economic conditions, changes in government educational funding, programmes, policy decisions, legislation and/or changes in the procurement processes.

Global economic conditions may adversely impact our financial performance. A significant deterioration in Group profitability and/or cash flow caused by prolonged economic instability could reduce our liquidity and/or impair our financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate our banking covenants.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuation could adversely affect our earnings and the strength of our balance sheet.

If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

Our investment into inherently riskier emerging markets is growing and the returns may be lower than anticipated.

Failure to comply with data privacy regulations and standards or weakness in internet security result in a major data privacy breach causing reputational damage to our brands and financial loss.

A control breakdown or service failure in our school assessment businesses could result in financial loss and reputational damage. Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions could lead to goodwill and intangible asset impairments.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our business

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2012

		2012	2011	2011
all figures in £ millions	note	half year	half year	full year

Continuing operations

Sales	2	2,583	2,416	5,862
Cost of goods sold		(1,223)	(1,109)	(2,624)
Gross profit		1,360	1,307	3,238

Operating expenses		(1,292)	(1,188)	(2,457)
Profit on sale of associate		-	-	412
Share of results of joint ventures and associates		8	13	33
Operating profit	2	76	132	1,226

Finance costs	3	(38)	(75)	(97)
Finance income	3	21	25	26
Profit before tax	4	59	82	1,155
Income tax	5	(17)	(23)	(199)
Profit for the period		42	59	956

Attributable to:
Equity holders of the company		43	60	957
Non-controlling interest		(1)	(1)	(1)

Earnings per share (in pence per share)
Basic	6	5.4p	7.5p	119.6p
Diluted	6	5.4p	7.5p	119.3p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2012

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Profit for the period	42	59	956

Net exchange differences on translation of foreign operations	(89)	(53)	(44)
Actuarial gains / (losses) on retirement benefit obligations	56	(19)	(64)
Taxation on items recognised in other comprehensive income	(11)	2	3
Other comprehensive expense for the period	(44)	(70)	(105)

Total comprehensive (expense) / income for the period	(2)	(11)	851

Attributable to:
Equity holders of the company	(1)	(7)	858
Non-controlling interest	(1)	(4)	(7)

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2012

		2012	2011	2011
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		381	353	383
Intangible assets	10	6,276	5,760	6,342
Investments in joint ventures and associates		63	58	32
Deferred income tax assets		283	266	287
Financial assets - Derivative financial instruments		186	149	177
Retirement benefit assets		119	7	25
Other financial assets		32	62	26
Trade and other receivables		174	131	151
Non-current assets		7,514	6,786	7,423

Intangible assets - Pre-publication		683	654	650
Inventories		452	488	407
Trade and other receivables		1,322	1,247	1,386
Financial assets - Derivative financial instruments		7	-	-
Financial assets - Marketable securities		8	8	9
Cash and cash equivalents (excluding overdrafts)		1,002	541	1,369
Current assets		3,474	2,938	3,821

Total assets		10,988	9,724	11,244

Financial liabilities - Borrowings		(2,068)	(1,902)	(1,964)
Financial liabilities - Derivative financial instruments		(1)	(4)	(2)
Deferred income tax liabilities		(615)	(442)	(620)
Retirement benefit obligations		(165)	(148)	(166)
Provisions for other liabilities and charges		(102)	(18)	(115)
Other liabilities	11	(249)	(284)	(325)
Non-current liabilities		(3,200)	(2,798)	(3,192)

Trade and other liabilities	11	(1,455)	(1,375)	(1,741)
Financial liabilities - Borrowings		(312)	(67)	(87)
Financial liabilities - Derivative financial instruments		-	-	(1)
Current income tax liabilities		(188)	(203)	(213)
Provisions for other liabilities and charges		(37)	(56)	(48)
Current liabilities		(1,992)	(1,701)	(2,090)

Total liabilities		(5,192)	(4,499)	(5,282)

Net assets		5,796	5,225	5,962

Share capital		204	203	204
Share premium		2,551	2,529	2,544
Treasury shares		(131)	(130)	(149)
Reserves		3,155	2,590	3,344
Total equity attributable to equity holders of the company		5,779	5,192	5,943
Non-controlling interest		17	33	19
Total equity		5,796	5,225	5,962

The condensed consolidated financial statements were approved by the Board on 26 July 2012.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2012

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2012 half year
At 1 January 2012	204	2,544	(149)	364	2,980	5,943	19	5,962
Total comprehensive income	-	-	-	(89)	88	(1)	(1)	(2)
Equity-settled transactions	-	-	-	-	15	15	-	15
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	7	-	-	-	7	-	7
Purchase of treasury shares	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	18	-	(18)	-	-	-
Put options over non-controlling interest	-	-	-	-	40	40	-	40
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(225)	(225)	(1)	(226)
At 30 June 2012	204	2,551	(131)	275	2,880	5,779	17	5,796
2011 half year
At 1 January 2011	203	2,524	(137)	402	2,546	5,538	67	5,605
Total comprehensive income	-	-	-	(51)	44	(7)	(4)	(11)
Equity-settled transactions	-	-	-	-	18	18	-	18
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	5	-	-	-	5	-	5
Purchase of treasury shares	-	-	(12)	-	-	(12)	-	(12)
Release of treasury shares	-	-	19	-	(19)	-	-	-
Put options over non-controlling interest	-	-	-	-	(72)	(72)	-	(72)
Changes in non-controlling interest	-	-	-	-	(72)	(72)	(30)	(102)
Dividends	-	-	-	-	(206)	(206)	-	(206)
At 30 June 2011	203	2,529	(130)	351	2,239	5,192	33	5,225

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2012

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2011 full year
At 1 January 2011	203	2,524	(137)	402	2,546	5,538	67	5,605
Total comprehensive income	-	-	-	(38)	896	858	(7)	851
Equity-settled transactions	-	-	-	-	40	40	-	40
Tax on equity-settled transactions	-	-	-	-	3	3	-	3
Issue of ordinary shares under share option schemes	1	20	-	-	-	21	-	21
Purchase of treasury shares	-	-	(60)	-	-	(60)	-	(60)
Release of treasury shares	-	-	48	-	(48)	-	-	-
Put options over non-controlling interest	-	-	-	-	(63)	(63)	-	(63)
Changes in non-controlling interest	-	-	-	-	(76)	(76)	(40)	(116)
Dividends	-	-	-	-	(318)	(318)	(1)	(319)
At 31 December 2011	204	2,544	(149)	364	2,980	5,943	19	5,962

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2012

		2012	2011	2011
all figures in £ millions	note	half year	half year	Full year

Cash flows from operating activities
Net cash (used in) / generated from operations	14	(131)	(43)	1,093
Interest paid		(26)	(27)	(70)
Tax paid		(67)	(52)	(151)
Net cash (used in) / generated from operating activities		(224)	(122)	872

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(121)	(347)	(779)
Acquisition of joint ventures and associates		(30)	(2)	(9)
Purchase of investments		(8)	(5)	(12)
Purchase of property, plant and equipment		(48)	(30)	(67)
Purchase of intangible assets		(25)	(32)	(77)
Disposal of subsidiaries, net of cash disposed		-	(7)	(6)
Proceeds on disposal of associates		-	-	428
Proceeds from sale of investments		-	-	75
Proceeds from sale of property, plant and equipment		1	8	9
Proceeds from disposal of intangible assets		-	-	3
Interest received		5	5	10
Dividends received from joint ventures and associates		5	3	30
Net cash (used in) /generated from investing activities		(221)	(407)	(395)

Cash flows from financing activities
Proceeds from issue of ordinary shares		7	5	21
Purchase of treasury shares		-	(12)	(60)
Proceeds from borrowings		317	15	-
Liquid resources disposed		1	4	2
Repayment of borrowings		-	(310)	(318)
Finance lease principal payments		(5)	(4)	(8)
Dividends paid to company's shareholders		(225)	(206)	(318)
Dividends paid to non-controlling interests		(1)	-	(1)
Transactions with non-controlling interests		-	(108)	(108)
Net cash generated from / (used in) financing activities		94	(616)	(790)

Effects of exchange rate changes on cash and cash equivalents		(8)	(24)	(60)
Net (decrease) / increase in cash and cash equivalents		(359)	(1,169)	(373)

Cash and cash equivalents at beginning of period		1,291	1,664	1,664
Cash and cash equivalents at end of period		932	495	1,291

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2012

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 'Interim Financial Reporting' as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2011 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the group in the current period there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2011 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2011 Annual Report refers to other new standards effective from 1 January 2012.  None of these standards have had a material impact in these financial statements.

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2011 Annual Report.

The financial information for the year ended 31 December 2011 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2011 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2012 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

2. Segment information

The group is organised into five segments: North American Education; International Education; Professional; Financial Times Group (FT Group); and Penguin.

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Sales
North American Education	1,022	940	2,584
International Education	724	639	1,424
Professional	180	177	382
Pearson Education	1,926	1,756	4,390
FT Group	216	203	427
Penguin	441	457	1,045
Total sales	2,583	2,416	5,862

Adjusted operating profit
North American Education	62	46	493
International Education	73	63	196
Professional	9	26	66
Pearson Education	144	135	755
FT Group (including FTSE International)	22	31	76
Penguin	22	42	111
Total adjusted operating profit	188	208	942

In addition to the external sales above, Penguin made inter-segment sales to the Education businesses of £1m (2011 half year: £1m, 2011 full year: £2m), the North American business made inter-segment sales to the other education businesses of £2m (2011 half year: £nil, 2011 full year: £3m) and the Professional business made inter-segment sales to the other education businesses of £6m (2011 half year: £3m, 2011 full year: £9m).

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the group.  In the period to 30 June 2012 there were no other net gains and losses. In the first half of 2011 other gains and losses netted to a loss of £5m comprising a loss on disposal and a gain on the stepped acquisition of subsidiaries in the International Education business. In the second half of 2011 we also excluded a net gain of £435m comprising the gain on the sale of FTSE International together with a gain on the disposal of investments.

Charges relating to intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the group. The charges relating to intangibles include intangible amortisation and in the first half of 2012 include an impairment of £21m relating to the accelerated write-down of customer relationships in the Professional Education business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

2. Segment information continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Group	Penguin	Total
all figures in £ millions

2012 half year

Adjusted operating profit	62	73	9	22	22	188
Other net gains and losses	-	-	-	-	-	-
Acquisition costs	(3)	(5)	(1)	(3)	-	(12)
Intangible charges	(32)	(37)	(29)	(2)	-	(100)
Operating profit	27	31	(21)	17	22	76

2011 half year

Adjusted operating profit	46	63	26	31	42	208
Other net gains and losses	-	(5)	-	-	-	(5)
Acquisition costs	-	(6)	-	-	-	(6)
Intangible charges	(28)	(28)	(5)	(4)	-	(65)
Operating profit	18	24	21	27	42	132

2011 full year

Adjusted operating profit	493	196	66	76	111	942
Other net gains and losses	29	(6)	-	412	-	435
Acquisition costs	(2)	(9)	-	(1)	-	(12)
Intangible charges	(57)	(60)	(11)	(8)	(3)	(139)
Operating profit	463	121	55	479	108	1,226

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

3. Net finance costs

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Net interest payable	(29)	(32)	(55)
Finance income / (costs) in respect of retirement benefits	6	2	3
Finance cost of put options and deferred consideration associated with acquisitions	(1)	(4)	(4)
Net foreign exchange gains / (losses)	9	(13)	(11)
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	(1)	-	-
Other gains / (losses) on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	-	1	1
- derivatives	(1)	(4)	(5)
Net finance costs	(17)	(50)	(71)

Analysed as:
Finance costs	(38)	(75)	(97)
Finance income	21	25	26
Net finance costs	(17)	(50)	(71)

Analysed as:
Net interest payable	(29)	(32)	(55)
Finance income / (costs) in respect of retirement benefits	6	2	3
Net finance costs reflected in adjusted earnings	(23)	(30)	(52)
Other net finance income / (costs)	6	(20)	(19)
Net finance costs	(17)	(50)	(71)

For the purposes of calculating adjusted earnings, we have excluded the finance costs of put options as they relate to future potential acquisitions and don't reflect cash expended.

Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

4. Profit before tax

		2012	2011	2011
all figures in £ millions	note	half year	half year	full year

Profit before tax - continuing operations		59	82	1,155
Add back: intangible charges	2	100	65	139
Add back: acquisition costs	2	12	6	12
Add back: other gains and losses	2	-	5	(435)
Add back: other net finance (income) / costs	3	(6)	20	19
Total adjusted profit before tax		165	178	890

5. Income tax

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Income tax charge - continuing operations	(17)	(23)	(199)
Add back: tax benefit on intangible charges	(30)	(22)	(44)
Add back: tax benefit on acquisition costs	(4)	(2)	(4)
Add back: tax (benefit) / charge on other gains and losses	-	-	19
Add back: tax charge / (benefit) on other net finance income	2	(6)	(5)
Tax amortisation benefit on goodwill and intangibles	8	8	34
Total adjusted income tax charge	(41)	(45)	(199)

Tax rate reflected in adjusted earnings	25.0%	25.0%	22.4%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Profit for the period from continuing operations	42	59	956
Non-controlling interest	1	1	1
Earnings	43	60	957

Weighted average number of shares (millions)	802.0	799.9	800.2
Effect of dilutive share options (millions)	1.3	2.0	1.7
Weighted average number of shares (millions) for diluted earnings	803.3	801.9	801.9

Earnings per share
Basic	5.4p	7.5p	119.6p
Diluted	5.4p	7.5p	119.3p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

7. Adjusted earnings per share continued

		Statutory income statement	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance income/ costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2012 half year
Operating profit	2	76	-	12	100	-	-	188

Net finance costs	3	(17)	-	-	-	(6)	-	(23)
Profit before tax	4	59	-	12	100	(6)	-	165
Income tax	5	(17)	-	(4)	(30)	2	8	(41)

Profit for the period		42	-	8	70	(4)	8	124

Non-controlling interest		1	-	-	-	-	-	1

Earnings		43	-	8	70	(4)	8	125

Weighted average number of shares (millions)								802.0

Adjusted earnings per share								15.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

7. Adjusted earnings per share continued

		Statutory income statement	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance income/ costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2011 half year
Operating profit	2	132	5	6	65	-	-	208

Net finance costs	3	(50)	-	-	-	20	-	(30)
Profit before tax	4	82	5	6	65	20	-	178
Income tax	5	(23)	-	(2)	(22)	(6)	8	(45)

Profit for the period		59	5	4	43	14	8	133

Non-controlling interest		1	-	-	-	-	-	1

Earnings		60	5	4	43	14	8	134

Weighted average number of shares (millions)								799.9

Adjusted earnings per share								16.8p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

7. Adjusted earnings per share continued

		Statutory income statement	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance income/ costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2011 full year
Operating profit	2	1,226	(435)	12	139	-	-	942

Net finance costs	3	(71)	-	-	-	19	-	(52)
Profit before tax	4	1,155	(435)	12	139	19	-	890
Income tax	5	(199)	19	(4)	(44)	(5)	34	(199)

Profit for the period		956	(416)	8	95	14	34	691

Non-controlling interest		1	-	-	-	-	-	1

Earnings		957	(416)	8	95	14	34	692

Weighted average number of shares (millions)								800.2

Adjusted earnings per share								86.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

8. Dividends

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	225	206	318

The directors are proposing an interim dividend of 15.0p per equity share, payable on 14 September 2012 to shareholders on the register at the close of business on 17 August 2012. This interim dividend, which will absorb an estimated £120m of shareholders' funds, has not been included as a liability as at 30 June 2012.

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2012	2011	2011
	half year	half year	full year

Average rate for profits	1.58	1.61	1.60
Period end rate	1.57	1.61	1.55

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

10. Intangible assets

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Goodwill	5,161	4,855	5,199
Other intangibles	1,115	905	1,143
Total intangibles	6,276	5,760	6,342

11. Trade and other liabilities

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Trade payables	(336)	(315)	(483)
Accruals	(442)	(473)	(569)
Deferred income	(627)	(536)	(678)
Other liabilities	(299)	(335)	(336)
Trade and other liabilities	(1,704)	(1,659)	(2,066)

Analysed as:
Trade and other liabilities - current	(1,455)	(1,375)	(1,741)
Other liabilities - non-current	(249)	(284)	(325)
Total trade and other liabilities	(1,704)	(1,659)	(2,066)

The deferred income balance comprises principally multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment and testing businesses; subscription income in school, newspaper and financial information businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

12. Business combinations

In May 2012, the Professional business acquired 100% of Certiport Inc. for £92m. Certiport is based in the US and is a leading provider of certification and assessment programmes in IT and digital literacy.

Provisional values for the assets and liabilities arising from the Certiport acquisition and other smaller acquisitions completed in the period together with adjustments to prior period acquisitions are set out below.

	Certiport	Other	Total
all figures in £ millions

Property, plant and equipment	2	2	4
Intangible assets	19	68	87
Intangible assets - Pre-publication	4	-	4
Trade and other receivables	6	1	7
Cash and cash equivalents	2	-	2
Trade and other liabilities	(13)	-	(13)
Current income tax liabilities	-	(4)	(4)
Net deferred income tax liabilities	-	(13)	(13)
	20	54	74
Goodwill	72	(50)	22
Total	92	4	96
Satisfied by:
Cash	(92)	(3)	(95)
Net prior year adjustments	-	(1)	(1)
Total consideration	(92)	(4)	(96)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

12. Business combinations continued

The net cash outflow on acquisitions in the period is shown in the table below:

Total
all figures in £ millions

Cash - Current period acquisitions	(95)
Deferred payments for prior period acquisitions and other items	(20)
Cash and cash equivalents acquired	2
Acquisition costs paid	(8)
Net cash outflow on acquisitions	(121)

In total, acquisitions completed in the period contributed an additional £4m of sales but did not contribute a material amount to operating profit. If the acquisitions had completed on 1 January 2012 then we estimate that sales for the period would have been £2,603m and profit before tax would have been £61m.

13. Net debt

	2012	2011	2011
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	186	149	177
Current assets
Derivative financial instruments	7	-	-
Marketable securities	8	8	9
Cash and cash equivalents (excluding overdrafts)	1,002	541	1,369
Non-current liabilities
Borrowings	(2,068)	(1,902)	(1,964)
Derivative financial instruments	(1)	(4)	(2)
Current liabilities
Borrowings	(312)	(67)	(87)
Derivative financial instruments	-	-	(1)
Total net debt	(1,178)	(1,275)	(499)

In May 2012, Pearson issued $500m 3.75% Notes due in 2022. The proceeds will be used for general corporate purposes and to maintain an adequate level of liquidity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

14. Cash flows

		2012	2011	2011
all figures in £ millions	note	half year	half year	full year

Reconciliation of profit for the period to net cash (used in) / generated from operations
Profit for the period		42	59	956
Income tax		17	23	199
Depreciation, amortisation and impairment charges		166	120	257
Loss on sale of property, plant and equipment (PPE)		-	3	-
Loss / (profit) on sale of subsidiaries, associates & investments		-	5	(427)
Profit on stepped acquisition of subsidiaries		-	-	(8)
Acquisition costs		12	6	12
Net finance costs		17	50	71
Share of results of joint ventures and associates		(8)	(13)	(33)
Share-based payment costs		15	18	40
Net foreign exchange adjustment		2	1	24
Pre-publication		(39)	(17)	2
Inventories		(51)	(63)	15
Trade and other receivables		35	92	(9)
Trade and other liabilities		(306)	(304)	31
Retirement benefit obligations		(29)	(22)	(65)
Provisions		(4)	(1)	28
Net cash (used in) / generated from operations		(131)	(43)	1,093

Dividends from joint ventures and associates		5	3	30
Net purchase of PPE including finance lease principal payments		(52)	(26)	(66)
Purchase of intangible assets		(25)	(32)	(74)
Operating cash flow		(203)	(98)	983
Operating tax paid		(67)	(52)	(151)
Net operating finance costs paid		(21)	(22)	(60)
Free cash flow		(291)	(172)	772
Dividends paid (including to non-controlling interests)		(226)	(206)	(319)
Net movement of funds from operations		(517)	(378)	453
Acquisitions and disposals (net of tax)		(159)	(469)	(420)
Purchase of treasury shares		-	(12)	(60)
New equity		7	5	21
Other movements on financial instruments		(9)	(15)	(8)
Net movement of funds		(678)	(869)	(14)
Exchange movements on net debt		(1)	24	(55)
Total movement in net debt		(679)	(845)	(69)
Opening net debt		(499)	(430)	(430)
Closing net debt	13	(1,178)	(1,275)	(499)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2012

15. Contingencies

There are contingent group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the group.

Over the course of 2011 and 2012, various government bodies in the US and Europe have been investigating Penguin and other major publishers over the agency arrangements for selling e-books. In the US these investigations have resulted in formal legal actions by the Department of Justice (the "DOJ") and several US states. In addition, Penguin and various other book publishers and book retailers have been sued in a number of private consumer class action law suits in the US and Canada which allege violation of the anti-trust and unfair competition laws by the defendants in connection with the adoption of the agency selling model for e-books. The complaints generally seek injunctive relief and attorneys' fees, and in certain instances seek punitive damages, injunctive relief and attorneys' fees as well as compensatory damages. In addition the States and private class plaintiffs - but not the DOJ - seek treble damages under federal and state law. Penguin is defending itself in all these actions and believes that it was fully compliant with all applicable laws.

16. Related parties

Apart from transactions with the group's associates and joint ventures, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

17. Events after the balance sheet date

In July 2012, the International Education business completed the purchase of GlobalEnglish Corporation, a leading provider of cloud-based, on demand business English learning, assessment and performance support software for $90m. Also in July 2012, Penguin announced the acquisition of Author Solutions, Inc., the world's leading provider of professional self-publishing services, for $116m in cash.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that the condensed consolidated financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by sections 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the Financial Services Authority.

The directors of Pearson plc are listed in the 2011 Annual Report.

By order of the Board

Marjorie Scardino
Chief Executive
26 July 2012

Robin Freestone
Chief Financial Officer
26 July 2012

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Introduction
We have been engaged by Pearson plc (the "Company") to review the condensed set of financial statements in the half-year financial report for the six months ended 30 June 2012, which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated balance sheet, condensed consolidated cash flow statement and related notes. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The half-year financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-year financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-year financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-year financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-year financial report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants, London
26 July 2012

The maintenance and integrity of the Pearson plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 July 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary